Exhibit 99.1

Brenmiller Energy Ltd.

(the “Company”)

June 25, 2023

To	To

The Tel Aviv Stock Exchange Ltd. (“TASE”)	The Securities Authority

Through Magna system	Through Magna system

Subject:	An amendment to immediate report regarding the convening of a Special Meeting of holders of Series 3 Tradable Warrants of the Company to approve an Arrangement for changing the terms of the Warrants, according to section 350 of the Companies Law, 5759-1999

In light of discussions held with holders of Series 3 Tradable Warrants, the Company announces an amendment to immediate report regarding the special meeting of holders of Series 3 Tradable Warrants, published by the Company on June 19, 2023 (reference number: 2023-02-067500) (the “Original Notice”), in connection with the exercise price and the date of the meeting, as defined below. It should be noted that there will be no change in relation to other conditions and/or deadlines in the Original Notice, as detailed below:

In accordance with the Israeli District Court in the Central District (the “Court”), dated June 18, 2023 (21636-06-23פר”ק ), and in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Companies Regulations (Request for Compromise or Settlement), 5762-2002, the Securities Regulations (Periodic Reports and immediate), 1970, the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting in a Public Company and Adding an Item to the Meeting Agenda), 5760-2000, the Securities Regulations (Voting in Writing and Proving Ownership of Warrants to Vote in Meetings of Holders of Option Warrants), 2014, the Company hereby gives notice for convening of a special meeting of holders of Series 3 Tradable Warrants of the Company (the “Warrants”, the “Warrants Holders” and the “Meeting”, respectively) as detailed in this report.

The Meeting will be held on Monday, July 3, 2023, at 12:00pm Israel Time, at the Company’s offices, 13 Amal St., Rosh Ha’Ein.

1.	The agenda of the Meeting

Approval of an Arrangement according to section 350 of the Companies Law, where the Warrants’ exercise price will be reduced and the Warrants’ exercise period will be shortened. It is clarified that the rest of the Warrants’ terms will not change.

2.	The proposed resolution and its main description

Approval of an Arrangement according to section 350 of the Companies Law, where the Warrants’ exercise price will be reduced and the Warrants’ exercise period will be shortened

Background

2.1.	The company issued the Warrants according to the Prospectus Supplement report dated November 15, 2020, and the amendment dated November 15, 2020 (reference numbers: 2020-01-122574 and 2020-01-122682, respectively) (the “Prospectus Supplement”) and in accordance with the Prospectus dated October 19, 2020 (reference number: 2020-01-104848) (the “Prospectus”).

2.2.	The terms of the Warrants were, at the time of issuance, among others, as follows:

2.2.1.	Exercise Price: of each Warrant (exercisable to one ordinary share of par value NIS 0.01 per share of the Company) was NIS 35.

2.2.2.	Exercise Period: From the trading registration date and until November 15, 2023.

2.3.	On October 28, 2021, after receiving the approval of the Court on October 26, 2021 (37476-10-21 פר”ק), the Company announced a Meeting for the approval of the extension of the Warrants’ Exercise Period (reference number: 2021-01-092491). On December 2, 2021, the holders of Warrants the extension of the exercise period until November 15, 2024 (inclusive) (reference number: 2021-01-175869).

2.4.	On February 9, 2022, the Company’s shareholders general meeting approved the amendment of the Company’s articles of association and, accordingly, a reverse split of the Company’s share capital in a ratio of 1 to 2 (the “Reverse Split”) (reference number: 2022-01-017200). Accordingly, on February 10, 2022, the Company performed the Capital Consolidation, after which the exercise ratio of the Warrants changed from a ratio of 1:1 to a ratio of 1:0.5, that is, starting from the date of the Reverse Split, each Warrant can be exercised to 0.5 Ordinary Share, par value NIS 0.02 per share of the Company (the “Ordinary Shares”). Accordingly, the “effective” exercise price of the Warrants is as of this date NIS 70 per Ordinary Share of the Company (the “Effective Exercise Price”) (reference number: 2022-01-017284).

2.5.	Accordingly, as of the date of this immediate report, the Warrants’ terms are, among others, as follows:

2.5.1.	Exercise Price: of each Warrant is NIS 35 (the Effective Exercise Price is NIS 70 for one Ordinary Share);

2.5.2.	Exercise Period: until November 15, 2024.

The Proposed Arrangement

2.6.	On June 7, 2023, the Company submitted a request to the Court for approval to convene a Meeting within 7 days from the date of the request’s approval to approve the proposed arrangement (the “request”).

2.7.	On June 18, 2023, the Court approved the request, and determined that the exercise date of the warrants will be shortened to July 6, 2023 (inclusive), and the exercise price of the warrants will be reduced to NIS 3.30 per share[1] all subject to the approval of the Warrant Holders in the Meeting (hereinafter: the “Proposed Arrangement”).

2.8.	In order to allow the Meeting to approve the Proposed Arrangement, on June 18, 2023, the Company’s Board of Directors decided to convene a Meeting to approve the Proposed Arrangement, and decided on a two weeks delay of the date of the voluntary delisting of the Company’s securities from trading on TASE, so that the Company’s securities will be delisted from trading on TASE on July 10, 2023 (instead of June 26, 2023) and the last trading day on TASE will be July 6, 2023 (instead of June 22, 2023). It is clarified that if the Proposed Arrangement will be approved in the Meeting by the Warrants Holders, the Ordinary Shares resulting from the exercise of the Warrants will be traded on Nasdaq Capital Markets after the Company’s securities have been delisted from trading on TASE together with the rest of the Company’s ordinary shares under the symbol “BNRG”. For additional details see Company’s announcement dated June 19, 2023 (reference number: 2023-02-057187).

2.9.	Following discussions held with Warrant Holders, on June 25, 2023, the Company’s Board of Directors approved to reduce the Warrants exercise price as was suggested in the Original Notice to NIS 1.30 per share[2], and to postpone the date of the Meeting to Monday, July 3, 2023. The Company submitted a notice to the court regarding the amendment to the Original Notice (hereinafter: “The Updated Proposed Arrangement”).

The proposed resolution: “To approve the Updated Proposed Arrangement according to section 350 of the Companies Law, in which the exercise price of the Company’s Series 3 Tradable Warrant per one Ordinary Share will be reduced from NIS 70 to NIS 1.30 per share, and the Warrants exercise period will be shortened until July 6, 2023 (inclusive)”.

[1]	Exercise price of each Warrant will be NIS 1.65 (per 0.5 ordinary share).
[2]	Exercise price of each Warrant will be NIS 0.65 (per 0.5 ordinary share).

3.	The required majority for the approval of the proposed resolution

3.1.	The required majority in the Meeting, and the Adjourned Meeting, as defined below, for the approval of the proposed resolution as specified above, is in accordance with Section 350(i) of the Companies Law, and in accordance with the provisions of section 4.2.10 of the Prospectus Supplement, i.e., a majority of the participants in the vote (excluding abstaining votes) holding together 75% of the value represented in the vote.

3.2.	It is clarified that the approval of the Proposed Arrangement is subject, in addition to the approval by the Warrants Holders Meeting called according to this immediate report, to the approval of the Court.

4.	The record date for determining the eligibility of a Warrants Holder to vote at the Meeting

According to Section 182(b) of the Companies Law, anyone who holds a Warrant on TASE on Thursday, June 22, 2023, at the end of the trading day (the “Record Date”), may participate and vote at the Meeting in person, by proxy, by a voting form, or through electronic voting (as defined below), indicating the manner of voting (if possible), subject to proof of ownership in the Warrant, on the Record Date in accordance with the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000 (the “Proof of Ownership Regulations”). If no trading takes place on the said day, then the Record Date will be the last trading day preceding this date.

5.	Quorum in the Meeting and the Adjourned Meeting

The quorum will be formed when at least Two (2) or more Warrants Holders are present, in person or by proxy, or by means of Proxy Card (including through the Electronic Voting System, holding at least twenty-five percent (25%) of the Company’s Warrants voting rights (the “Quorum”). If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting will be adjourned and shall be held on the same day, at 2:00 p.m. Israel time, in the same place (the “Adjourned Meeting”), and the matter on the agenda of the Meeting will be discussed. If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for the Adjourned Meeting, then the Adjourned Meeting will be held with any number of participants.

6.	Procedures for the Meeting, Voting Card, Position Statements, and Electronic Voting Card

6.1.	A Warrants Holder will be entitled to participate in the Meeting only if he presents to the Company, before the Meeting, an original confirmation from the member of the stock exchange with whom his right to the aforementioned Warrants is registered, regarding his ownership of the warrants of the Company at the Record Date, in accordance with the Proof of Ownership Regulations; alternatively, if he sends the Company a confirmation of ownership through the electronic voting system in accordance with sign B of Chapter 7-B of the Securities Law, 5728-1968, (the “Electronic Voting System”).

6.2.	The Warrants Holder is entitled to receive a confirmation of ownership at the branch of the stock exchange member (broker) or by mail if he requested it. A request for this matter will be given in advance to a specific securities account. Also, the Warrants Holder is entitled to have the confirmation of ownership to be transferred to the Company through the Electronic Voting System.

6.3.	Manner of the Voting

A Warrants Holder may vote at the Meeting in person, or by proxy, or through a voting card, within the meaning of Section 87 of the Companies Law, as attached to this immediate report as Appendix A (the “Voting Card”); or through an Electronic Voting Card which will be transmitted to the Company through the Electronic Voting System (the “Electronic Voting”, and “Electronic Voting ”, respectively).

6.3.1.	Voting by proxy

A document appointing a proxy to vote, shall be in writing, signed by the appointer or his proxy, and deposited at the Company’s registered office at least forty-eight (48) hours before the date of the Meeting or the Adjourned Meeting in which the proxy intends to vote based on the same power of attorney.

6.3.2.	Voting in Writing and Position Statements

6.3.2.1.	A vote can be made using a Voting Card regarding the decision on the agenda of the Meeting. Voting using a Voting Card will be done on the second part of the Voting Card. The text of the Voting Card, listed as Appendix A to this immediate report, can be found on the website of the Securities Authority and the website of the Tel Aviv Stock Exchange Ltd. at www.magna.isa.gov.il and www.maya.tase.co.il (the “Distribution Site”).

6.3.2.2.	A Warrants Holder may contact the Company directly and receive from it, free of charge, the wording of the Voting Card and Position Statements. A Warrant Holder who is not registered in the Company’s Warrants Holders register is entitled to receive, free of charge, by e-mail a link to the text of the Voting Card and the Position Statements on the distribution Site from the stock exchange member with whom the Warrants are registered, provided that the notice was given regarding a specific securities account and on a date prior to the Record Date unless he informed the stock exchange member (broker) that he does not wish to receive the aforementioned link or that he wishes to receive the Voting Card by mail for a fee.

6.3.2.3.	A Voting Card will only be valid if it is accompanied by a certificate of ownership of the person whose Warrant is registered with a member of the stock exchange and that said Warrant is included among the Warrants of the same type in the registry of Warrants of the same type in the name of the record company.

6.3.2.4.	The Voting Card and the required documents, as specified in the Voting Card, must be delivered to the Company’s registered office, at the address: 13 Amal St., Rosh Ha’Ain, telephone number: 077-6935140, up to four (4) hours before the date of the Meeting or the Adjourned Meeting. For this matter, the “date of delivery” is the date when the Voting Card and the required documents arrived at the Company’s offices.

6.3.2.5.	The proof of ownership can also be provided through the Electronic Voting System, as mentioned in section 6.3 above.

6.3.2.6.	A Position Statement will be delivered to the Company’s registered office up to two (2) days before the date of the Meeting.

6.3.3.	Electronic Voting

6.3.3.1.	A Warrants Holder who is not registered in the Company’s Warrants holders register may vote at the meeting using the Electronic Voting System. The address of the Electronic Voting System is https://votes. isa.gov.il.

6.3.3.2.	Voting will be possible up to six (6) hours before the Meeting time (the “System Lock Time”). The electronic vote can be changed or canceled until the time the System Lock Time and it will not be possible to change it using the Electronic Voting System after this date.

6.3.3.3.	The Warrants Holder who votes through the Electronic Voting System is not required to provide the Company with the certificate of ownership specified above.

6.3.3.4.	An unregistered Warrants Holder may notify the stock exchange member by 12:00 noon of the Record Date in a written notice that he does not wish to be included in the list of eligibles.

6.3.3.5.	The stock exchange member (broker) will transmit to each of the Warrants Holder included in the list of eligibles and who receive messages from the stock exchange member (broker) via e-mail or through the communication systems linked to the stock exchange member’s computer, the details required to vote in the Electronic System, including an access code for voting in the system.

7.	Classification of the holder of the warrants as having an excess personal interest

A participant in the Meeting who has Substantial Holdings in the Company’s Shares (as defined below) will be considered a “Material Personal Interest Holder” and will be prevented from participating and voting in the Meeting.

In this regard:

●	“Substantial Holdings in Company’s Shares” - will be considered a Shares Holding Rate in the Company that exceed 70% of the Warrants holdings Rate as defined by these terms below;

●	“Shares Holding Rate” – is the amount of the Company’s shares being held in the hands of the holder of the total issued and outstanding capital of the company and the voting rights therein;

●	“Warrants Holding Rate” – is the amount of Warrants being held in the hands of the holder out of the total number of warrants registered for trading.

8.	Notice of holdings of the Company’s shares and/or the Company’s Warrants

For the purpose of classifying the Warrants Holders of the Company as specified in Section 7 above, the applicant to participate in the Meeting must state in writing his holding or non-holding of the Warrants and/or the shares of the Company, on the Record date, and to the extent that he holds Warrants, he must declare the amount of the Warrants and/or the Company’s shares.

A Warrant Holder who does not notify the Company as stated in this paragraph above, including by marking and completing the required information on the second part of the Voting Card, will not be able to participate in the vote and his vote will not be counted.

9.	Company representative

The Company’s representative for handling this immediate report is CPA Ofir Zimmerman, Company’s Chief Financial Officer, at the address: 13 Amal St., Rosh Ha’Ein, telephone number: 077-6935140.

10.	Review of documents

The resolutions on the agenda of the Meeting as well as the immediate reports published by the Company in connection with the above issues may be reviewed at the Company’s offices at 13 Amal Street, Rosh Ha’Ain, subject to prior arrangement with the Company’s secretary at tel. 077-6935140 on Sundays-Thursdays during usual working hours, and this is up to the day of the Meeting.

Sincerely,

Brenmiller Energy Ltd.

By: Avraham Brenmiller, Chairman of the Company’s Board of Directors and Chief Executive Officer.

Brenmiller Energy Ltd.

(the “Company”)

Voting Card pursuant to the Companies Regulations (Voting Card and Position statements), 5766-2005 (the “Regulations”)

Part One

1.	Company name: Brenmiller Energy Ltd.

2.	The type of the general meeting, the time and place of convening the meeting: A special meeting of holders of Series 3 Tradable Warrants according to section 350 of the Companies Law, 5759-1999 (the “Companies Law”) (the “Meeting”) to be held on Monday, July 3, 2023, at 12:00 p.m. Israel Time, at the Company’s offices, 13 Amal St., Rosh Ha’Ein.

The quorum will be formed when at least Two (2) or more Warrants Holders are present, in person or by proxy, or by means of Proxy Card (including through the Electronic Voting System, holding at least twenty-five percent (25%) of the Company’s Warrants voting rights (the “Quorum”). If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting will be adjourned and shall be held on the same day, at 2:00 p.m. Israel time, in the same place (the “Adjourned Meeting”), and the matter on the agenda of the Meeting will be discussed. If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for the Adjourned Meeting, then the Adjourned Meeting will be held with any number of participants.

3.	The record date for determining the eligibility of a Warrants Holder to vote at the Meeting

According to Section 182(b) of the Companies Law, anyone who holds a Warrant on TASE on Thursday, June 22, 2023, at the end of the trading day (the “Record Date”), may participate and vote at the Meeting in person, by proxy, by a voting form, or through electronic voting (as defined below), indicating the manner of voting (if possible), subject to proof of ownership in the Warrant, on the Record Date in accordance with the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000 (the “Proof of Ownership Regulations”). If no trading takes place on the said day, then the Record Date will be the last trading day preceding this date.

4.	Details of the issues on the agenda, on which can be voted by means of the voting card and a summary of the proposed resolution:

4.1.	Approval of an Arrangement according to section 350 of the Companies Law, where the Warrants’ exercise price will be reduced and the Warrants’ exercise period will be shortened

For information regarding the proposed resolution, see section 2 of the proxy statement for the Meeting.

The Proposed Resolution: “To approve the Updated Proposed Arrangement according to section 350 of the Companies Law, in which the exercise price of the Company’s Series 3 Tradable Warrant per one Ordinary Share will be reduced from NIS 70 to NIS 1.30 per share, and the Warrants exercise period will be shortened until July 6, 2023 (inclusive)”.

5.	The place and hours in which the full text of the proposed resolution and other documents can be reviewed in:

The resolutions on the agenda of the Meeting as well as the immediate reports published by the Company in connection with the above issues may be reviewed at the Company’s offices at 13 Amal St., Rosh Ha’Ain, subject to prior arrangement with the Company’s secretary at tel. 077-6935140 on Sundays-Thursdays during usual working hours, and this is up to the day of the Meeting.

6.	The required majority for the approve the proposed resolution

6.1.	The required majority in the Meeting, and the Adjourned Meeting, as defined below, for the approval of the proposed resolution as specified above, is in accordance with Section 350(i) of the Companies Law, and in accordance with the provisions of section 4.2.10 of the Prospectus Supplement, i.e., a majority of the participants in the vote (excluding abstaining votes) holding together 75% of the value represented in the vote.

6.2.	It is clarified that the approval of the Proposed Arrangement is subject, in addition to the approval by the Warrants Holders Meeting called according to this immediate report, to the approval of the Court.

7.	The validity of the voting card and receipt of a certificate of ownership

7.1.	A Warrants Holder will be entitled to participate in the Meeting only if he presents to the Company, before the Meeting, an original confirmation from the member of the stock exchange with whom his right to the aforementioned Warrants is registered, regarding his ownership of the Warrants of the Company at the Record Date, in accordance with the Proof of Ownership Regulations; alternatively, if he sends the Company a confirmation of ownership through the electronic voting system in accordance with sign B of Chapter 7-B of the Securities Law, 5728-1968, (the “Electronic Voting System”).

7.2.	The Warrants Holder is entitled to receive a confirmation of ownership at the branch of the stock exchange member (broker) or by mail if he requested it. A request for this matter will be given in advance to a specific securities account. Also, the Warrants Holder is entitled to have the confirmation of ownership to be transferred to the Company through the Electronic Voting System.

7.3.	Manner of the Voting

A Warrants Holder may vote at the Meeting in person, or by proxy, or through a Voting card, within the meaning of Section 87 of the Companies Law, as attached to this immediate report as Appendix A (the “Voting card”); or through a Electronic Voting card which will be transmitted to the Company through the Electronic Voting System (the “Electronic Voting”, and “Electronic Voting card”, respectively).

7.3.1.	Voting by proxy

A document appointing a proxy to vote, shall be in writing, signed by the appointer or his proxy, and deposited at the Company’s registered office at least forty-eight (48) hours before the date of the Meeting or the Adjourned Meeting in which the proxy intends to vote based on the same power of attorney.

7.3.2.	Voting in Writing and Position Statements

7.3.2.1.	A vote can be made using a Voting card regarding the decision on the agenda of the Meeting. Voting using a Voting card will be done on the second part of the Voting card. The text of the Voting card, listed as Appendix A to this immediate report, can be found on the website of the Securities Authority and the website of the Tel Aviv Stock Exchange Ltd. at www.magna.isa.gov.il and www.maya.tase.co.il (the “Distribution Site”).

7.3.2.2.	A Warrants Holder may contact the Company directly and receive from it, free of charge, the wording of the Voting card and Position Statements. A Warrant Holder who is not registered in the Company’s Warrants Holders register is entitled to receive, free of charge, by e-mail a link to the text of the Voting card and the Position Statements on the distribution Site from the stock exchange member (broker) with whom the Warrants are registered, provided that the notice was given regarding a specific securities account and on a date prior to the Record Date unless he informed the stock exchange member (broker) that he does not wish to receive the aforementioned link or that he wishes to receive the Voting card by mail for a fee.

7.3.2.3.	A Voting card will only be valid if it is accompanied by a certificate of ownership of the person whose Warrant is registered with a member of the stock exchange and that said Warrant is included among the Warrants of the same type in the registry of Warrants of the same type in the name of the record Company.

7.3.2.4.	The Voting card and the required documents, as specified in the Voting card, must be delivered to the Company’s registered office, at the address: Amal 13, Rosh Ha’Ain, telephone number 077-6935140, up to four hours before the date of the Meeting or the Adjourned Meeting. For this matter, the “date of delivery” is the date when the Voting card and the required documents arrived at the Company’s offices.

7.3.2.5.	The proof of ownership can also be provided through the Electronic Voting System, as mentioned in section 7.3 above.

7.3.2.6.	A Position Statement will be delivered to the Company’s registered office up to two (2) days before the date of the Meeting.

7.3.3.	Electronic Voting

7.3.3.1.	A Warrants Holder who is not registered in the Company’s Warrants holders register may vote at the meeting using the Electronic Voting System. The address of the Electronic Voting System is https://votes. isa.gov.il.

7.3.3.2.	Voting will be possible up to six (6) hours before the Meeting time (the “System Lock Time”). The electronic vote can be changed or canceled until the time the System Lock Time and it will not be possible to change it using the Electronic Voting System after this date.

7.3.3.3.	The Warrants Holder who votes through the Electronic Voting System is not required to provide the Company with the certificate of ownership specified above.

7.3.3.4.	An unregistered Warrants Holder may notify the stock exchange member (broker) by 12:00 p.m. Israel Time of the Record Date in a written notice that he does not wish to be included in the list of eligibles.

7.3.3.5.	The stock exchange member (broker) will transmit to each of the Warrants Holder included in the list of eligibles and who receive messages from the stock exchange member (broker) via e-mail or through the communication systems linked to the stock exchange member’s computer, the details required to vote in the Electronic System, including an access code for voting in the system.

8.	The Company’s address for delivering the voting cards and position statements

The Company’s offices are at the following address: Amal 13, Rosh Ha’Ain.

9.	Classification of the holder of the warrants as having an excess personal interest

A participant in the Meeting who has Substantial Holdings in the Company’s Shares (as defined below) will be considered a “Material Personal Interest Holder” and will be prevented from participating and voting in the Meeting.

In this regard:

●	“Substantial Holdings in Company’s Shares” - will be considered a Shares Holding Rate in the Company that exceed 70% of the Warrants holdings Rate as defined by these terms below;

●	“Shares Holding Rate” – is the amount of the Company’s shares being held in the hands of the holder of the total issued and outstanding capital of the company and the voting rights therein;

●	“Warrants Holding Rate” – is the amount of Warrants being held in the hands of the holder out of the total number of warrants registered for trading.

10.	Changes to the agenda

10.1.	After the publication of this Voting card, there may be changes to the issues on the agenda of the Meeting, and issues may be added to the agenda, and position statements may also be published. It will be possible to review the current agenda and the position statements that were published in the Company’s reports (if there are any changes to the agenda and/or such position announcements are published) on the Securities Authority’s distribution website and on the website of the Tel Aviv Stock Exchange Ltd., set forth in section 7.3.3.1 above.

10.2.	If an issue is requested to be added to the agenda of the Meeting by a Warrant Holder, in accordance with section 66(b) and 75 of the Companies Law, and the Company’s board of directors decides that this issue is suitable to be discussed at the Meeting, the Company will publish a revised notice of the convening of this Meeting and it will publish a revised Voting card, at the latest by the publication date of the revised notice as mentioned.

Voting card - Part Two

Company name: Brenmiller Energy Ltd.

Company address (for delivery and sending voting cards): 13 Amal St., Rosh Ha’Ein, Israel.

Company number: 514720374.

Date of the meeting: Monday, July 3, 2023, at 12:00 p.m. Israel Time.

Type of general meeting: Special general meeting of holders of Series 3 Tradable Warrants.

The record date: The end of the trading day on Thursday, June 22, 2023.

Details of the shareholders

Name of Warrants Holder: _____________________

ID number: _________________________

If the Warrants Holder does not have an Israeli identity card - passport number: _________________________

Country of issuance: ______________________

Valid until: _________________________

If the Warrants Holder is a corporation:

Corporation number: __________________________

Country of Incorporation: _______________________

Matter on the agenda	Manner of voting[3]			Regarding a decision according to section 350 of the Companies Law - are you a senior office holder or an institutional investor[4] ?
	For	Against	Abstained	Yes	No
To approve the Updated Proposed Arrangement according to section 350 of the Companies Law, in which the exercise price of the Company’s Series 3 Tradable Warrant per one Ordinary Share will be reduced from NIS 70 to NIS 1.30 per share, and the Warrants exercise period will be shortened until July 6, 2023 (inclusive)

Do you also own, in addition to Warrants (series 3), Company’s shares, Yes\No: _________.

If “Yes”, please state the number of shares: ___________.

____________________	_____________________
Date	Signature

-------------------------------------------------- -------------------------------------------------- -----------

For Warrants Holders who hold shares through a stock exchange member according to Section 177(1) of the Companies Law - this voting card is only valid together with an ownership certificate except in cases in which the voting is done through the system.

For Warrants Holders registered in the Company’s Warrants Holders registry - the voting card is only valid together with a photocopy of an identity card/passport/certificate of incorporation.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

[3]	Failure to mark will be considered as abstaining from voting on that matter.
[4]	A shareholder who does not fill in this column or marks “Yes” and fails to provide details, his vote will not be taken into account.